Lisa Nelson

CBD Life Sciences Inc.

10855 N. 116th St
Suite 115

Scottsdale, AZ 85259

March 5, 2020

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	CBD Life Sciences Inc. CIK: 0001776073

Dear Sir/Madam:

Kindly be advised that CBD Life Sciences Inc. (the "Company") requests that its Regulation A offering be qualified on Thursday, March 5, 2020 at 12 Noon.

The State of New York has registered us.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Lisa Nelson

Lisa Nelson

Chief Executive Officer